Domestic Brands Inc.
Successor to Charles & Company
Statements of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2019	Year Ended December 31, 2018
Revenue	$ 86,816	$ 70,276
Cost of sales	20,142	17,793
Gross profit	66,674	52,483
Expenses:		
Bank fees	1,415	441
Legal and professional	1	6,307
Marketing	2,502	2,380
Auto	4,467	2,581
Rent	3,984	4,050
General & Administrative	12,276	3,569
Total expenses	24,645	19,328
Net income	$ 42,029	$ 33,155